UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.

Information contained in this report

On November 27, 2023, the Registrant issued a press release furnished hereto as Exhibits 99.1, adopted a Policy for the Recovery of Erroneously Awarded Compensation furnished hereto as Exhibit 99.2, and adopted amended incentive-based compensation plans furnished hereto as 99.3, 99.4 and 99.5.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated November 27, 2023
99.2	Policy for the Recovery of Erroneously Awarded Compensation, effective 2 October 2023
99.3	Rules of the VEON Ltd 2021 Long Tern Incentive Plan, as amended on 16 November 2023
99.4	Rules of the VEON Ltd 2021 Deferred Share Plan, as amended on 16 November 2023
99.5	Rules of the VEON Annual Performance Bonus Plan, as amended 16 November 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: November 27, 2023

	By:	/s/ A. Omiyinka Doris
	Name:	A. Omiyinka Doris
	Title:	Group General Counsel